SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Phone: Phone: (858) 798-1644

April 28, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Larry Spirgel, Assistant Director

Re:	Smart-Tek Solutions, Inc.
Supplemental Correspondence submitted on March 29, 2011

Form 10-K for the Fiscal Year ended June 30, 2010
Filed on October 15, 2010

Schedule PRER14A
Filed on March 16, 2011

File No. 000-29895

Dear Mr. Spirgel:

The following contains our response to your comment letter dated April 8, 2011.

General

1. We reissue comment one from our letter dated March 3, 2011. We note the revised proxy statement filed on March 16, 2011, but in your letters of December 21, 2010 and subsequent discussions with the staff you indicated that you were would no longer pursue the "vend-out" of Smart-Tek Communications to your former CEO and sole director, Perry Law and, as a result, you did not provide responses or amended disclosure in response to several of the comments previously-issued by the staff. Moreover, you did not file a revised proxy reflecting your changed strategy until March 16, 2011 and the document that you filed on that date now asserts that -management has decided to proceed internally" with the transaction apparently in contradiction to your previous statements.

Please revise your disclosure to clarify the manner by which you will "proceed internally" and revise to explain why you will no longer hold a Special Meeting to vote on the "vend-out" to your former CEO and sole director when you previously stated you would hold such a meeting and how the annual meeting will be held “in its [the Special Meeting’s] place.

Response

1) With respect to responses to comments previously issued by the staff on the preliminary proxy, all such comments have been responded to. Specifically, responses filed to the comment letter dated September 15, 2010 (the last comment letter dealing with the preliminary proxy) filed on December 21, 2010 addressed all proxy related questions with the exception of comment three. Comment three indicated an incorrect reference to an annual meeting rather than a special meeting and Comment six, which requested that a description of the new business, be included. Since the proxy was withdrawn, those two items, per force, could not be addressed.

2) With respect to statements made by the company addressing the withdrawal of the preliminary proxy: The Smart-Tek Solutions Inc.’s December 21, 2010 Request to Withdrawal the Preliminary Proxy Statement, which was filed on April 19, 2010 and amended on August 20, 2010, File No. 000-29895, stated in its paragraph number 3 that the reason for withdrawal of the preliminary proxy was to revisit the company’s strategy for SCI.

At that time the Company was considering ifthe SCI business could be salvaged, however, after the SCI’s December 31, 2010 numbers reflected a continuing decline in SCI’s revenue combined with increasing losses combined with no work orders contracted (Backlog) in the near future, management concluded that STTN could no longer justify supporting the subsidiary. Management concluded that best option for the Company’s shareholders and financial operations was to either discontinue SCI or proceed with the vend-out. After analysis, the vent-out option provided the Company its best financial option.

3) Explain why you will no longer hold a Special Meeting to vote on the "vend-out" to your former CEO. It is the Company’s position that a shareholder vote is not required to vend-out SCI to Perry Law.

NRS 78.565 says the following:

1. Unless otherwise provided in the articles of incorporation, every corporation may, by action taken at any meeting of its board of directors, sell, lease or exchange all of its property and assets, including its goodwill and its corporate franchises, upon such terms and conditions as its board of directors may approve, when and as authorized by the affirmative vote of stockholders holding stock in the corporation entitling them to exercise at least a majority of the voting power.

2. Unless otherwise provided in the articles of incorporation, a vote of stockholders is not necessary:

      (a) For a transfer of assets by way of mortgage, or in trust or in pledge to secure indebtedness of the corporation; or

      (b) To abandon the sale, lease or exchange of assets.

Based on NRS 78.565, to dispose of all (or 100%) of the company’s assets a shareholder vote is required. As of December 31, 2010, SCI’s assets accounted for less than 11% of the consolidated total assets of the company as reported on the Form 10Q filed on February 11, 2011.

Does selling less than 11% of the Company’s assets constitute “all” its assets, thus requiring a shareholder vote? We did not find a Nevada case dealing with this issue; however, Delaware has two cases that do:
Gimbel v. Signal Cos. (1974) and Hollinger Inc. v. Hollinger Intern. (2004).

The facts in the Gimbel v. Signal Cos. case are Signal sought to sell a wholly owned subsidiary (Signal Oil) to Burmah Oil, a British Oil business. A stockholder of Signal sought to enjoin the transaction on the basis that approval by the Signal stockholder was required. Based on Signal’s financial statements, Signal Oil represented only 26% of the total assets of Signal, 41% of the total net worth of Signal and produced only 15% of Signal’s revenues. Signal Oil, as the court noted, is more valuable than as reflected in its financial statements, but it would still constitute less than ½ of Signal’s total assets.

The Court held that stockholder approval was not required. In interpreting the meaning of “substantially all,” the Court said to look to whether the sale of assets is (1) quantitatively vital to the operation of the corporation and (2) out of the ordinary and substantially affects the existence and purpose of the corporation. If the answer to these questions is “yes,” then the sale is beyond the power of the Board of Directors, and stockholder approval is required.

With respect to Smart-tek Solution’s (“STTN”) financial position, SCI accounts for less than 11% of STTN’s consolidated assets, less than 11% of STTN’s consolidated revenue and generates negative income. These numbers would indicate that SCI is not quantitatively vital to the operation of STTN. Additionally, based of these figures, the sale of SCI would not affect the existence and purpose of STTN. Therefore based on the requirements of the Gimbel v. Signal Cos. case, a shareholder vote would not be required to sell SCI to Perry Law.

The facts in the Hollinger Inc. v. Hollinger Intern case, Hollinger International, a publishing company, operated with four main business groups. One group being the Telegraph Group (owning the Daily Telegraph). Hollinger decided to sell the Telegraph Group without approval of Hollinger’s stockholders. The Telegraph Group was believed to be the most valuable of Hollinger’s assets, but Hollinger owned other important, high profile news groups (Chicago Times, etc.). Telegraph Group accounts for 57% of Hollinger’s asset value.

The Court held that Section 271 of Delaware General Corporate Law does not require a vote when a major asset or trophy is sold; it requires a vote only when the assets to be sold, when considering quantitatively and qualitatively, amount to ‘substantially all’ of the corporation’s assets. The transaction must be viewed in terms of its overall effect on the corporation, and there is no necessarily qualifying percentage.

Again, as previously discussed in the Gimbal case above, the same analysis of materiality prevails. Therefore based upon the similar requirements of the Hollinger Inc. v. Hollinger Intern case, that the transaction must be viewed in terms of its overall effect on the corporation, and there is no necessarily qualifying percentage, a shareholder vote would not be required to sell SCI to Perry Law.

4) With respect to the wording that an annual meeting would be held instead of pursuing the preliminary proxy, it is the Company’s position that this wording does inform the shareholders of the Company’s plan for an upcoming annual meeting.

2. We note the revisions made to your form 10-K for the Fiscal Year ended June 30, 2010 indicating that "the main reason for-not holding [an annual Shareholder meeting for quite some time] was due to lack of funds to hold the meeting as a result of the large losses incurred by the Company." However, we also note the disclosure you added to the same filing asserting that you have "generated a profit from the first day of operations" from the business line you added on June 17, 2009. Please amend your Form 10-K for the period ended June 30, 2010 to reconcile such statements and clarify whether your stated reason for not holding an annual Shareholder meeting ("large losses incurred by the Company") is provided for under applicable law.

Response

1) Though the new line of business was started on June 17, 2009 with the signing of the marketing partner agreement, its operations did commence until the September 2009 Quarter. As such, the company does not see any contradictions in what was said.

2) Concerning whether the stated reason is provided by applicable law, Nevada law does not preclude a company from being a valid Nevada corporation for failing to hold an annual shareholder’s meeting –

“NRS 78.340 Failure to hold election of directors on regular day does not dissolve corporation. If the directors shall not be elected on the day designated for the purpose, the corporation shall not for that reason be dissolved; but every director shall continue to hold office and discharge the duties of a director until a successor has been elected.”

Therefore, based on NRS 78.340, the Company can operate as is until the next election is held by the company. That being the case, the reason disclosed for not having a shareholders’ meeting should be adequate.

3. We reissue comment three from our letter dated March 3, 2011, We note your assertion and revised disclosure indicating that "at the time that Mr. Bonar was appointed to the Board of directors of  Smart-Tek Solutions:, Inc, on May 9, 2009, there was an intend for Mr, Law to eventually pass control of Smart-Tek Solutions Inc., to Mr. Bonar, This intend was further memorialized by the signing of the strategic marketing agreement with Mr. Bonar on June 17, 2009." However, as noted in our previous comments, the first Schedule 13D for such a transaction filed on October 7, 2009. Please provide a detailed analysis of the sufficiency of the timing 13D filed on October 7, 2009.

It is the Company’s position that the timing of the filing of the 13D by Mr. Bonar was sufficient.

Response

Discussion of the intend issue:

The Amended Schedule 13D filed March 17, 2011 stated that the earliest an intent to engage in a transaction that would result in a change of control of the Issuer could be assigned to Mr. Law and Mr. Bonar would be in May 2009, as any discussions before then would have been only exploratory. The June 17, 2009, the date when Mr. Bonar entered in the marketing agreement is the more logical date reflecting when an intent could be assigned, since a definite performance criteria was established in the marketing agreement, that would determine if and when shares could be issued to Mr. Bonar. However, even as of June 17, 2009, it was speculative if the performance criteria would be met, if ever, requiring that the shares be issued. Note AZURITE CORP. LTD v AMSTER & CO., 52 f. 3D 15, Fed. Sec. L. Rep. P 98, where it is stated that with respect to 13D filings ,that “definite plans” need be disclosed and that there is no obligation to disclose tentative or inchoate plans or to make prediction of future behavior. Based on the preceding, the date when the shares were actually earned is the only date as to when it can be definitely stated that control was passed with certainty. In Addition, for disclosure purposes, a Form 8-K was filed on June 24, 2009 which disclosed the terms of the strategic marketing agreement, including the number of ultimate shares that may be issued under the agreement, if and when such terms were met.

Sufficiency of Timing Discussion:

As stated above, it is the Company’s position that the timing of the filing of the 13D on October 7, 2009 by Mr. Bonar was sufficient. The Williams Act of 1968 is the applicable law which fosters market efficiency and investor protection by mandating certain disclosures when someone either purchases a large percentage in a public company, or undertakes a tender offer for the stock of a public company which affect control of the company – i.e. protection of the investor. Rondeau v. Mosinee Paper Corp, 422 U.S. 49 (1975) is the Supreme Court case that interprets Section 13(d).

In this case, Mosinee Paper Corp. sought relief against Rondeau, who acquired more than 5% of the Company’s common stock through several purchases, for failing to file the requisite Schedule 13D until approximately three months beyond the 10-day deadline set by the Williams Act. His filing was a result of a notification from the Chairman of Mosinee Paper Corp. that his rumoured activities may have created problems under the Federal Securities Laws. Upon advice from Rondeau’s legal counsel, Rondeau was advised to file a Schedule 13D. In his Schedule 13D filing, Rondeau disclosed that although when he originally acquired shares in Mosinee it was for investment purposes; however, when he finally filed the Schedule 13D, he had decided to acquire additional common stock in order to obtain effective control of Mosinee Paper Corp. All this was unknown to Mosinee Paper Corp who sought divestiture of Rondeau’s stock. Mosinee sought to enjoin Rondeau from voting or pledging his stock and from acquiring additional shares, and to require him to divest himself of the stock that he already owned.

The Supreme Court agreed with the District court’s findings that granted Rondeau's motion for summary judgment, having found no material issues of fact regarding Rondeau's lack of willfulness in failing to make a timely filing and no basis in the record for disputing Rondeau's claim that he first considered the possibility of obtaining control of respondent sometime after he discovered his filing obligation. It concluded that Mosinee Paper Corp. had suffered no cognizable harm from the late filing, and that this was not an appropriate case in which to grant injunctive relief.

In Mr. Bonar’s case, the contact and contract terms, when entered into on June 17, 2009, were filed in a Form 8-K on June 24, 2009, disclosing to the shareholders the contract with Mr. Bonar and the fact that up to 45,000,000 shares may be issued to him sometime in the future based on certain performance criteria. The transaction was also disclosed in the Company’s June 30, 2009 Form 10K filing. Since the transaction was disclosed in both a Form 8-K and in the June 30, 2009 Form 10K, the agreement and terms were fully and timely disclosed to the Shareholders. Additionally, at the time the contract was entered into, the Company’s Securities Law Firm advised Mr. Bonar that a Schedule 13D would not need to be filed until he was issued more than 5% of the Company’s common stock. Thus there was no lack of willingness on Mr. Bonar’s part to make a timely filing. Finally, since the Company negotiated the terms and willfully entered into the agreement with Mr. Bonar, the Company most likely had suffered no cognizable harm from the late filing. That being the case, it could be deemed that the time of Mr. Bonar’s filing of his Schedule 13D was sufficient.

Finally, Mr. Bonar filed two amendments, the first on December 14, 2010 and the Second on March 12, 2011 to expand the disclosure on the original filing. In other related cases, with the filing of an amended Schedule 13D, the issues of the untimely filing was cured. - Drobbin v. Nicolet Instrument Corp., 631 F. Supp. 860, 913 (S.D.N.Y. 1986) (“It is well-settled that once the informative purpose of § 13(d) has been fulfilled by curative disclosure, there is no risk of irreparable injury to shareholders and no basis for injunctive relief.”); Hubco, Inc., 628 F. Supp. at 355 (“the court finds that defendants’ amendments to their original Schedule 13D moots plaintiffs’ charges in almost all respects”).

Form 10-K for the Fiscal Year ended June 30, 2010

Consolidated Statements of Operations and Comprehensive Income (Loss), page 3.

4. We note your response to comment five from our letter dated March 3, 2011. Your response did not explain how you determined the effect of exchange rates on your Consolidated Statement of Cash Flows. You also did not explain why your currency translation adjustment for the years ended June 30, 2010 and 2009 is exactly the same as your effects of exchange rates on cash in your Consolidated Statement of Cash Flows. More specifically, please explain how the effects of the exchange rates on your cash balances as included in your cash flow statements is equal to the effect of exchange rates on your translation of the entire financial statements of your Canadian subsidiary.

Response

Smart-tek Solutions, Inc.
Item 4 - SEC Letter of April 8, 2011
Consolidated Statements of Operations and Comprehensive Income (Loss), page 3

Determination of the effect of exchange rates on Consolidated Statement of Cash Flows

Smart-tek Solutions, Inc. (theCompany) calculates the effect of exchange rates on the Consolidated Statement of Cash Flows in accordance with the guidance provided by ASC830-230-55.

An analysis of the effect as calculated by the Company is included forreference.

Explanation of Agreement between currency translation adjustment and effect of exchange rates on Consolidated Statement of Cash Flows

The Company has no non-US operations. The Company's subsidiary, Smart-tek Communications Inc., has no non-Canadian operations.

The only item to give rise to a currency translation adjustment is the conversion of the subsidiary's accounts into US dollars for consolidation reporting. As such, 100% of the currency  translation adjustment on consolidation is attributable to an adjustment of USD cash flow, as represented by the, "Effects of exchange rates on cash "disclosure included in the Consolidated Statements of Cash Flow.

Smart-tek Solutions, Inc.
Canadian Subsidiary (Smart-tek Communications Inc.)
Computation of the effect of exchange rate changes on cash (as per ASC 830-230-55 example)

	June 30, 2010	June 30, 2009
Beginning cash balance CDN	85,220	(37,693)
Change in exchange rate for the year	0.0795	-0.1209
Effect on beginning cash balance	6,775	4,557
Cash provided by operating activities CDN	(310,134)	103,973

Operating cash flows based on year end exchange rate	(291,309)	89,396
Operating cash flows reported in the statement of cash flows	(290,415)	92,940
Effect from operating activities	(895)	(3,544)
Cash provided by investing activities CDN	(46,197)	(16,383)
Investing cash flows based on year end exchange rate	(43,393)	(14,086)
Investing cash flows reported in the statement of cash flows	(43,069)	(14,633)
Effect from investing activities	(324)	547
Cash provided by financing activities CDN	427,575	35,323
Financing cash flows based on year end exchange rate	401,622	30,371
Financing cash flows reported in the statement of cash flows	561,419	(21,917)
Effect from financing activities	(159,797)	52,287
Effect of exchange rate changes on cash	(154,241)	53,847
reported	(154,241)	53,846
rounding	0	1

Note:

See attached Subsidiary Statements of Cash Flows for details of Operating, Financing and Investing activities for the above referenced years.

Smart-tek Solutions, Inc.
Canadian Subsidiary (Smart-tek Communications Inc.)
Statements of Cash Flows

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2008
	CDN$	CDN$	US$	US$	US$

Year End Exchange Rate			0.9393	0.8598	0.9807

Operating Activities

Net income from continuing operations	(166,113)	44,782	(157,228)	38,395
Adjustments to reconcile net income to cash used in operating activities
Depreciation and amortization	10,953	2,634	10,292	2,258

Changes in operating assets and liabilities
Accounts receivable	338,603	(134,229)	258,939	(41,746)
Contract retention receivable	147,065	(42,363)	116,391	(8,473)
Costs of uncompleted contracts in excess of billings	30,676	9,456	25,384	14,489
Prepaid expenses and deposits	(100)	0	(221)	193
Accounts payable and accrued liabilities	(130,911)	114,350	(87,383)	58,033
Accounts payable to related parties
Bonus payable	(280,000)	22,000	(240,744)	(12,277)
Billings on uncompleted contracts in excess of costs and estimated revenues	(268,285)	86,870	(224,483)	43,346
Deferred revenue	7,977	473	8,639	(1,279)

Net cash provided by (used in) operating activities	(310,134)	103,973	(290,415)	92,940

Investing activities

Purchase of equipment	(46,197)	(16,383)	(43,069)	(14,633)

Net cash used in investing activities	(46,197)	(16,383)	(43,069)	(14,633)

Financing activities

Proceeds from shareholder loan	0	(16,550)	122,796	(16,519)
Proceeds from officers and directors	427,575	51,873	438,623	(5,398)

Net cash provided by financing activities	427,575	35,323	561,419	(21,917)

Effects of exchange rates on cash	0	0	(154,241)	53,846

Net increase in cash	71,244	122,913	73,694	110,236

Cash and cash equivalents, beginning of period	85,220	(37,693)	73,272	(36,964)

Cash and cash equivalents, end of period	156,464	85,220	146,966	73,272

Shareholders Loans, page 12

5. We refer to your responses to comments seven and 11 from our letter dated March 3, 2011.

We further note that your President has given you a permanent waiver on any and all interest due on those loans. It is unclear to us why you did not record imputed interest for your loans from your President as interest expense and a corresponding credit to capital since such amounts appears material to you financial statements. Please tell us why you do not believe such an adjustment is necessary or material and refer to your basis in the accounting literature.

Response

FASB Accounting Standards Codification 835-30-15 deals with interest, the imputation of interest, scope and scope exceptions. 835-30-15-3 specifically deals with exceptions to the need for imputation of interest. Subsection (f) says that transactions between parent and subsidiary entities and between subsidiaries of a common parent do not need to impute interest. In this case, the loan was to Mr. Perry Law who was both the CEO of the parent and the president of the subsidiary at the time debt was incurred. Since Mr. Law controlled both the parent and the subsidiary, it can be deemed that the transaction was between the parent and the subsidiary and therefore exempt from the requirement to impute interest on the debt carried on the books.

Part II.

Item 9A

6. We reissue comment eight from our letter dated March 3, 2011. Please revise to disclose the basis of your principal executive officer's and principal financial officer's conclusion that the design and operation of your disclosure controls and procedures was effective as of June 30, 2010 in light of your untimely filing of your Form 10-K for the same period and the reasons disclosed in your Form NT-10 filed on September 29, 2010.

Response

The following language was used in the Form 10-KT that was filed on April 15, 2011. This disclosure addresses the ineffectiveness of the Company’s disclosure controls and procedures.

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2010, under the supervision and with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2010.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting that occurred during the last fiscal quarter covered by this report that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework").

Based on this evaluation, management has concluded that our internal control over financial reporting was not effective as of December 31, 2010. Our principal Chief Executive Officer and Chief Financial Officer concluded thatwe have a material weakness due to lack of segregation of duties. The volume of administrative work peaks at the end of each quarter requiring additional resources to process the workload. We have hired an additional administrative person to assist in that additional workload.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management's report on internal control in this annual report.

Part III

Item 10. Directors and Executive Officers of the Registrant, page 32

7. We reissue comment nine from our letter dated March 3, 2011. Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

Response

Item 401(e)(1) of Regulation S-K requires the following:

For each director, executive officer, person nominated or chosen to become a director or executive officer:

1)	Briefly describe the business experience during the past five years ;
2)	That person’s principal occupation and employment during the past five years,
3)	Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time the disclosure was made.

The following disclosures were made in the Form 10-KT that was filed on April 15, 2011:

Concerning Perry Law: Since Mr. Law was the founding Director of STTN’s SCI business since 1997 and not a person nominated or chosen to be a director, his disclosure describing at least this past five years of business and employment experience would be adequate.

Perry Law is the founder of our subsidiary, Smart-Tek Communications Inc. and has been its Chief Executive officer since 1997. Mr. Law has over sixteen years experience in the security/surveillance systems industry and has played a central role in introducing and implementing technological changes in the local/regional security industry. Prior to Smart-tek Communications Inc., Mr. Law was President of Smart Systems Corp., a similar systems integration company that owned and operated by Mr. Law and several investors for 1991-1996. Mr. Law has also held numerous executive management positions in both private and public companies in the past, and is very active in charitable causes.

Concerning Brian Bonar: The following is split to point out that each section of Item 401 (e)(1) has been addressed:

Brian Bonar on March 12, 2010, was appointed as Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer of the issuer and Chairman of the Board. Prior to this, Mr. Bonar was appointed to the STTN Board on May 29, 2009 and named President of STTN on September 17, 2009.

Addresses business experience during the past five years: Mr. Bonar has over 18 years of experience with IBM in Europe, Asia and the USA and an additional 20 years in high growth companies both private and public in various locations in the USA and the United Kingdom.

Addresses principal occupation and employment during the past five years – Since Mr. Bonar past experience indicates significant experience in the PEO this section also covers the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time the disclosure was made: From 2003 until 2006, Mr. Bonar was the Chairman and CEO of The Solvis Group, which provides staffing, PEO and ASO services to mainly the medical and call centre market segments. From 2004 until 2009, Mr. Bonar was the Chairman and CEO of Dalrada Financial Corporation, a California based financial service corporation providing workers compensation, health insurance and various other insurance products directly to the end consumer and marketed via various PEO and staffing companies. From September 2007 until 2009, Mr. Bonar was the President and a member of the board of directors of Allegiant Professional, a publicly traded company. Also from September 2007 until 2009, Mr. Bonar founded AMS Outsourcing, a PEO focusing mainly in the transport market place and also established an international presence in the Czech Republic and Mexico. From 2004 to 2009, he was a member of the board of directors of the following companies and organizations: The Solvis Group, Warning Management Corporation, Dalrada Financial Corporation, American Marine LLC, Alliance National Insurance Company and The Boys and Girls Club of Greater San Diego. Mr. Bonar holds the Honorary title, Lord Bonar of Wilcrick, Cardiff, Wales United Kingdom. He received a BSC in Mechanical Engineering from the Strathclyde University, Glasgow Scotland and a MBA and a PHD in the field of International Business Development Studies from the Stafford University, England UK. Mr. Bonar’s specific experience and contacts in the PEO industry was a key element in appointing Mr. Bonar CEO and subsequently as a director.

Concerning Owen Naccarato: The following is split to point out that each section of Item 401 (e)(1) has been addressed:

Addresses business experience during the past five years: Owen Naccarato Esq., was appointed as a Director on September 29, 2009. Mr. Naccarato has for the last fourteen years been a sole practitioner specializing in corporate and securities law.

Addresses principal occupation and employment during the past five years – Since Mr. Bonar past experience indicates significant experience in the PEO this section also covers the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time the disclosure was made: Prior to practicing law, Mr. Naccarato was CFO and Director of Kaire Holdings, Inc., a publicly traded corporation. Additionally Mr. Naccarato held various high level financial and operating positions with fortune 500 firms including Baxter Edwards, Baxter International Corp. and Tiger Leasing. Mr. Naccarato is a member of the California State Bar Association, the Orange County and the Los Angeles County Bar Associations. Mr. Naccarato has a J.D. from Western State University, an MBA from DePaul University and an undergraduate degree in accounting from Northern Illinois University. Mr. Naccarato also matriculated as a CPA in the State of Illinois in 1977. Smart-tek Solutions, Inc. felt Mr. Naccarato’s broad experience would be a benefit to assist in the future growth of the Company.

In response to these comments, the company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/x/ Brian Bonar
Brian Bonar
CEO, Director